

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

April 9, 2018

<u>Via E-mail</u>
George Fairweather
Global Chief Financial Officer
Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015

> **Re: Walgreens Boots Alliance, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2017**
> **Filed October 25, 2017**
> **File No. 001-36759**

Dear Mr. Fairweather:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Rufus Decker

                    Rufus Decker
                    Accounting Branch Chief
                    Office of Beverages, Apparel and
                    Mining